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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2021___ AND ENDING ___12/31/2021___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Superior Financial Services, Inc___

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

N168W21931 Main Street
_____
(No. and Street)

Jackson	WI	53037
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William R. Haese	262-677-9036	BHaese@superiorfinancial.biz
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Jendrach Accounting and Professional Services, LLC
_____
(Name – if individual, state last, first, and middle name)

4811 South 76th Street, Suite 415	Greenfield	WI	53220
(Address)	(City)	(State)	(Zip Code)
11/4/2014		6056	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____William R Haese_____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Superior Financial Services, Inc._____ , as of _____February 15_____ , 2 022 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _William R Haese_

Title: President

Notary Public _Comm. expires 8-21-24_

This filing** contains (check all applicable boxes):

- [X] (a) Statement of financial condition.
- [X] (b) Notes to consolidated statement of financial condition.
- [X] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [X] (d) Statement of cash flows.
- [X] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [X] (g) Notes to consolidated financial statements.
- [X] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [X] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [ ] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [X] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SUPERIOR FINANCIAL SERVICES, INC.

ANNUAL AUDIT REPORT

December 31, 2021 and 2020

Jendrach Accounting and Professional Services, LLC
4811 South 76ᵗʰ Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Superior Financial Services, Inc.
Milwaukee, Wisconsin

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Superior Financial Services, Inc.. as of December 31, 2021, and the related statements of operation, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit. In our opinion, the financial statements present fairly, in all material respects, the financial position of Superior Financial Services, Inc. as of December 31, 2021, and the result of its operations and its cash flow for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Superior Financial Services, Inc.'s management. Our responsibility is to express an opinion on Superior Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Superior Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 have been subjected to audit procedures performed in conjunction with the audit of Superior Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Superior Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Aggregate Indebtedness and Net Capital and Form SIPC-7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Superior Financial Services, Inc.'s auditor since 2016.



Jendrach Accounting & Professional Services, LLC
Greenfield, Wisconsin
February 15, 2022

SUPERIOR FINANCIAL SERVICES. INC.

Statement of Financial Position

As of December 31, 2021 and December 31, 2020

	*December 31, 2021			*December 31, 2020		
Assets	Allowable	Non-Allowable	Total	Allowable	Non-Allowable	Total
Current Assets:						
Cash - note 3	$109,706		$109,706	$29,164		$29,164
Commission and related						
Receivables - note 4	$71,390	$6,000	$77,390	$107,572	$4,200	$111,772
Securities at market						
Other assets		$55	$55		$30	$30
Total Current Assets	$181,096	$6,055	$187,151	$136,736	$4,230	$140,966
Other Assets:						
Security Deposit						
with Clearing Firm	$35,000		$35,000	$35,000		$35,000
TOTAL ASSETS	$216,096	$6,055	$222,151	$35,000	$0	$175,966

Liabilities and Stockholders Equity

	2021	2020
Current Liabilities:		
Accounts Payable	$3,151	$4,996
Loans From Shareholder	$0	$0
Commission payable -note 5	$114,864	$95,146
TOTAL LIABILITIES	$118,015	$100,142
Stockholders Equity:		
Common stock-no par value, 9000 shares authorized;		
200 shares issued and outstanding	$10,000	$10,000
Additional paid in capital	$30,266	$30,266
Unrealized capital gain(loss)	$0	$0
Equity distributions	$0	$0
Retained earnings (deficit)	$63,870	$35,558
TOTAL STOCKHOLDERS EQUITY	$104,136	$75,824
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$ 222,151	$175,966

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Operations and Retained Earnings (Deficit)
For the Years Ended December 31, 2021 and December 31, 2020

	For the Years Ended December 31	
	2021	2020
Revenue:		
Secuities Commissions - Listed stock	$0	$0
OTC Stock	$160,285	$185,647
Mutual funds	$188,208	$143,494
Mutual fund trails	$580,197	$547,817
Municipal 529 Plans	$8,671	$10,407
Bonds, UITs	$9,906	$39,295
Options	$17,504	$15,063
Total securities commissions	$964,771	$941,723
Insurance Commissions	$83,139	$75,255
Variable Products	$309,753	$193,356
CD Commission	$0	$52
Advisory Income	$128,287	$87,015
TOTAL REVENUES	$1,485,950	$1,297,401
Expenses:		
Salaries and payroll taxes	$152,876	$143,480
Commissions paid	$1,280,574	$1,121,374
Professional fees	$0	$132
Rental Expense	$24,000	$24,000
Network Services	$1,215	$1,190
Regulatory fees	$2,440	$1,566
Other general and administrative expenses	$1,592	$8,516
TOTAL EXPENSES	$1,462,697	$1,300,258
Operating Income (Loss)	$23,253	($2,857)
Other Income (Expense)		
Interest and dividend income	$58	$190
Realized asset depreciation (appreciation)	$0	$0
Other Income WI Dept of Rev pandemic Relief	$5,000	$0
TOTAL OTHER INCOME (EXPENSE)	$5,058	$190
Net Income (Loss) for the Year	$28,311	($2,667)
Retained Earnings (Deficit) - Beginning of Year	$35,559	$38,224
Equity Distributions	$0	$0
Retained Earnings (Deficit) - End of Year	$63,870	$35,559

SUPERIOR FINANCIAL SERVICES, INC
Statement of Cash Flows
For The Years Ended December 31, 2021 and December 31, 2020

	For the Year Ended December 31	
	2021	2020
Cash flow from Operating Activities		
Net Income (Loss)	$28,311	($2,667)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Amortization	$0	$0
Change in current assets and liabilities		
Decrease (increase) in		
Commissions and related receivables	$ 34,383	$ 5,017
Investment in common stock - trading at cost	$0	$0
Other Assets	$ (25)	$ (10)
Increase (decrease) in		
Accounts Payable	$ (1,845)	$ 1,035
Commission payable - note 5	$19,718	($5,472)
Net cash provided for (used for) operating activities	$80,542	($2,097)
Cash Flow from Financing Activities		
Increase in security deposits	$0	$0
Unrealized capital gain (loss)	$0	$0
Withdrawal of Capital	$0	$0
Net Cash provided for (used for) financing activities	$0	$0
Net increase (decrease) in cash	$80,542	($2,097)
Cash at beginning of year	$29,164	$31,261
Cash at end of year - note 3	$109,706	$29,164

SUPERIOR FINANCIAL SERVICES, INC.

Note 1 – Summary of Significant Accounting Policies

Nature of Operations
Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

Basis of Statement Preparation
The company's accounts are maintained on the accrual basis of accounting. As such, revenues are recognized when earned, and expenses and related liabilities are recorded in the period incurred.

Use of Estimates
The preparation of the accompanying financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from thes estimates.

Uncollectible Accounts
No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is fully collectible.

Security Valuation
Investments in securities traded on a national securities exchange (or reported on NASDAQ national market) are stated at the last reported sales price on the day of valuation. The first-in, first-out method is used to determine the cost of each security at the time of sale. These securities are subject to off balance sheet risk due to the fact that market values are unpredictable.

Income Taxes
Income taxes are not provided for as the company has elected subchapter "S" status. Any tax liability is passed to the shareholders of the company on a prorated basis of ownership.

Advertising
Advertising costs are charged to operations when incurred.

Subsequent Events
Management evaluated subsequent events through February 1, 2022 the date the financial statements were available to be issued. There are no subsequent events that required recognition or disclosure.

SUPERIOR FINANCIAL SERVICES, INC.

Note 2 - Corporate History

Superior Financial Services, Inc. was incorporated in 2000 and is registered as a licensed broker to deal in securities.

Note 3 - Cash3
The following is a summary of cash as of December 31, 2021 and December 31, 2020

	December 31, 2021			December 31, 2020
	Allowable	Non-Allowable	Total	Total
Checking	$7,803	$0	$7,803	$829
Money market	$101,903	$0	$101,903	$28,335
Risk Trading account	$0	$0	$0	$0
Total	$109,706	$0	$109,706	$29,164

Note 4 - Commissions and Related Receivables

The following is a summary of commissions and related receivables as of December 31, 2021 and December 31, 2020

December 31, 2021		December 31, 2020	
Allowable	Non-Allowable	Total	Total
$71,390	$6,000	$77,390	$111,722

Note 5- Related Party Transactions: Due from (to) Associated Company

Superior Financial Services, Inc. leases office space on an informal month-to-month basis from an associated company (Haese Financial Group, Inc.)

For the years ended December 31, 2021 and December 31, 2020, rent expense of $24,000 and $24,000 per year was incurred, respectively.   There were no rents payable as of December 31, 2021 and December 31, 2020

Haese Financial Group, Inc. is a registered investment advisory firm which provides services to concurrent representatives and pays fees to this company in its role as a common paymaster.

Note 6 - Income Taxes

Superior Financial Services, Inc. has elected Subchapter "S" status, and as such does not incur a tax liability. The owners of the company incur and pay the liability on their personal returns. The Federal income tax returns for Superior Financial Services, Inc. for 2021, 2020 and 2019 are subject to examination by the IRS, generally for three years after the returns are filed. The Wisconsin income tax returns for Superior Financial Services, Inc. for 2021, 2020, 2019 and 2018 are subject to examination by the Department, generally for four years after the returns are filed.

Note 7 - Net Capital

Superior Financial Services, Inc. introduces and forwards, as a broker, all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully disclosed basis. Superior Financial Services, Inc. promptly forwards all funds received from customers in connection with its activities as a broker.

The net capital requirements (in accordance with Section 15c301 of Securities and Exchange Commission Rules) are $5000, for broker who do not receive securities, and who do not generally carry customers' accounts. Superior Financial services, Inc. has complied with the net capital requirements for the years ended December 31, 2021 and December 31, 2020.

Because Superior Financial Services, Inc. cleared all customers transactions through another broker-dealer on a fully disclosed basis, the Company is exempt from having to the possession or control requirements in accordance with Section 15c3-3 of the SEC Rules.

Note 8 - Stockholders' Equity

For the years ended December 31, 2021 and December 2020, there were 9,000 shares authorized of no par value common stock. For the years ended December 31, 2021 and 2020, there were 200 shares issued and outstanding respectively.

Note 9 - Concentration of Credit Risk and Revenue

The company maintains its cash at various financial institutions. The balances, at times, may exceed federally insured limits. At December 31, 2021 and 2020, the company did not exceed the insured limit.

Note 10 - Disclosures About Fair Value of Financial Instruments

The carrying amount of all financial instruments as reported in the accompanying statements of financial position is equal to the fair value for these same financial instruments as of December 31, 2021.

SUPERIOR FINANCIAL SERVICES, INC.
Schedule of Other General and Administrative Expenses
For the Years Ended December 31, 2021 and December 31, 2020

	For the years ended December 31	
	2021	2020
Other General and Administrative Expenses		
Accounting	$5,850	$5,090
Advertising	$0	$0
Dues and Subscriptions	-$7,589	-$2,267
Bank fees	$550	$649
Equipment Rental	$0	$0
Insurance	$1,589	$513
Interest Expense	$0	$0
RBC Charges	-$1,552	$1,677
Licenses & Permits	$0	$150
Office supplies	$0	$0
Travel & entertainment	$0	$0
Postage	$0	$0
Taxes	$11	$14
Repairs, maintainance	$0	$0
Telephone	$2,733	$2,690
Total Expenses	$1,592	$8,516

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Statement of Changes in Stockholder Equity
For the Years Ended December 31, 2021 and December 31, 2020

	For the years ended December 31	
	2021	2020
Balance at beginning of year	$75,824	$78,491
Add: Net income (loss)	$28,311	($2,667)
Unrealized capital gain (loss)	$0	$0
Changes in Capital	$0	$0
Balance at end of year	$104,135	$75,824

Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
As of December 31, 2021 and December 31, 2020

	As of December 31	
	2021	2020
Balance at beginning of year	$0	$0
Increses		
Decreases		
Balance at end of year	$0	$0

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Computation of Net Capital
As of December 31, 2021 and December 31, 2020

	As of December 31	
	2021	2020
Total stockholders' equity per financial statement	$104,135	$75,824
Deduct: Haircuts	$0	$0
Deduct: Total nonallowable assets per statement of financial position	($6,055)	($4,230)
Net Capital	$98,080	$71,594

Computation of Excess Net Capital Requirement
As of December 31, 2021 and December 31, 2020

	As of December 31	
	2021	2020
Net Capital	$98,080	$71,594
Deduct: Minimum dollar net capital requirement - note 7	($5,000)	($5,000)
Excess Net Capital	$93,080	$66,594

The accompanying notes are part of these financial statements

SUPERIOR FINANCIAL SERVICES, INC.
Reconciliation of the Unaudited Computation of Net
Capital to the Audited Computation of Net Capital
As of December 31, 2021 and December 31, 2020

	As of December 31	
	2021	2020
Unaudited net capital per focus report	$98,080	$71,594
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited net capital	$98,080	$71,594

Reconciliation of the Unaudited Computation of Excess Net Capital
Requirement to the Audited Computation of Excess Net Capital Requirement
As of December 31, 2021 and December 31, 2020

	As of December 31	
	2021	2020
Unaudited Excess Net Capital	$93,080	$66,594
Adjustments to asset accounts-increase (decrease) Cash	$0	$0
Adjustments to liability accounts- decrease (increase)	$0	$0
Audited Excess Net Capital	$93,080	$66,594

Aggregate Indebtedness

	As of December 31	
	2021	2020
Items included in statement of finanacial position		
Accounts Payable, accured expenses, and other liabilites	$118,015	$100,142
Aggregate Indebtedness	$118,015	$100,142

The accompanying notes are part of these financial statements

Superior Financial Services, Inc.
December 31, 2021
Auditor Reconciliation of Net Capital and Aggregate indebtedness

There were no material differences between net capital or aggregate indebtedness as computed herein and the amount in the corresponding computation prepared by Superior Financial Services, Inc. and included in the Company's unaudited FOCUS report as of December 31, 2021.

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Superior Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which Superior Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Superior Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 and Superior Financial Services, Inc. stated that Superior Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Superior Financial Services, Inc. management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Superior Financial Services, Inc. compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Jendrach Accounting & Professional Services, LLC
February 15, 2022
Greenfield, Wisconsin

Jendrach Accounting & Professional Services, LLC
4811 South 76th Street, Suite 415
Greenfield, Wisconsin 53220

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Shareholders of Superior Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2021, which were agreed to by Superior Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Superior Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Superior Financial Services, Inc.'s management is responsible for Superior Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (SIPC -6 and SIPC -7), noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Greenfield, Wisconsin
February 15, 2022

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation
For the fiscal year ended __12/31/2021__
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

52618 FINRA Dec

Superior Financial Services inc
PO Box 139
Jackson WI 53037-0139

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William Haese 262-677-9036

2. A. General Assessment (item 2e from page 2) — $286

   B. Less payment made with SIPC-6 filed (exclude interest) — (130)
   __7/22/2021__
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 156

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $156

   G. PAYMENT: √ the box
   Check mailed to P.O. Box [✓] Funds Wired [ ] ACH [ ]
   Total (must be same as F above) $

   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Superior Financial Services, Inc.
(Name of Corporation, Partnership or other organization)

Dated the __29__ day of __January__

This form and the assessment pa_____
for a period of not less than 6 ye_____

SIPC REVIEWER

Dates: _____
Postmarked _____ R_____

Calculations _____

Exceptions: _____

Disposition of exceptions: _____

SUPERIOR FINANCIAL SERVICES, INC   1376
PO BOX 139   79-7182/2759
JACKSON, WI 53037   05

2/1/22
Date

Pay to the Order of ___SIPC___ $ 156.00

one hundred fifty-six _____ 00/00 Dollars

westbury bank

For __2021 SIPC-7__

⑆275971825⑆ ⑈05 10008453⑈ 1376

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2021
and ending 12/31/2021

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $1,491,008

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — 1,166,875

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Advisory Income, Interest Income, WI Pandemic Relief — 133,346

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

Enter the greater of line (i) or (ii)

Total deductions — 1,300,221

2d. SIPC Net Operating Revenues — $190,787

2e. General Assessment @ .0015 — $286

(to page 1, line 2.A.)

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